ARTICLES OF

             AMENDMENT TO ARTICLES OF INCORPORATION

                               OF

                      NOBILITY HOMES, INC.



     This corporation was incorporated on June 2, 1967. Pursuant to Sections 607.1003 and 607.1004, Florida Business Corporation Act, the following Amendment to the corporation's Articles of Incorporation were approved by the board of directors of the Corporation on December 13, 1996 and by shareholders of the
corporation on February 28, 1997.   The only voting group entitled
to vote on the adoption of the Amendment consists of the holders of the corporation's common stock. The number of votes cast by such voting group was sufficient for approval by that voting group.

NOW, THEREFORE, Article III, Section 1 of the corporation's
Articles of Incorporation is hereby amended to read in its entirety as follows:

                           ARTICLE III

                             CAPITAL

     1. Authorized Capital. The maximum number of shares of stock which the Corporation is authorized to have outstanding at any one time is 10,500,000 shares (the "Capital Stock") divided into classes as follows:

          A. Five hundred thousand (500,000) shares of preferred stock having a par value of $0.10 per share (the "Preferred Stock"), and which may be issued in one or more classes or series as further described in Section 2 of this Article; and

          B. Ten million (10,000,000) shares of common stock having a par value of $0.10 per share (the "Common Stock").

All such shares shall be issued fully paid and nonassessable.

     IN WITNESS WHEREOF, the undersigned President of the Corporation has executed this Amendment this ______ day of ___________, 1997.






                              Terry E. Trexler, President